1/11/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT

Received SEC

MAR 10 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

16004016

March 10, 2016

Shelly A. Heyduk
O'Melveny & Myers LLP
sheyduk@omm.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-10-16

Re: Alaska Air Group, Inc.
Incoming letter dated January 11, 2016

Dear Ms. Heyduk:

This is in response to your letter dated January 11, 2016 concerning the shareholder proposal submitted to Alaska Air by Steve Nieman. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Steve Nieman
FISMA & OMB Memorandum M-07-16

March 10, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 11, 2016

The proposal provides that the board amend the company's bylaws and any other appropriate governing documents to require that the management of the company "shall strictly honor shareholders rights to disclosure identification and contact information to the fullest extent possible by technology."

There appears to be some basis for your view that Alaska Air may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Alaska Air, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Alaska Air omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O'MELVENY & MYERS LLP

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11,140-14

WRITER'S DIRECT DIAL
(949) 823-7968

WRITER'S E-MAIL ADDRESS
sheyduk@omm.com

January 11, 2016

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alaska Air Group, Inc.
Shareholder Proposal of Steve Nieman
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client, Alaska Air Group, Inc., a Delaware corporation (the "**Company**"), which requests confirmation that the staff (the "**Staff**") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "**Commission**") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), the Company omits the enclosed shareholder proposal (the "**Proposal**") and statement in support thereof (the "**Supporting Statement**") submitted by Steve Nieman (the "**Proponent**") from the Company's proxy materials for its 2016 Annual Meeting of Stockholders (the "**2016 Proxy Materials**").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement and the Proponent's cover letter submitting the Proposal are attached hereto as Exhibit A. Copies of other correspondence with the Proponent regarding the Proposal are attached hereto as Exhibit B. The Company has not received any other correspondence relating to the Proposal.

Pursuant to the guidance provided in Section F of *Staff Legal Bulletin No. 14F* (October 18, 2011), we ask that the Staff provide its response to this request to Shelly Heyduk, on behalf of the Company, at sheyduk@omm.com, and to the Proponent, at stevenieman@mac.com.

I. SUMMARY OF THE PROPOSAL

On November 6, 2015, the Company received an email from the Proponent containing the Proposal and Supporting Statement for inclusion in the Company's 2016 Proxy Materials. The Proposal states, in relevant part:

> RESOLVED, that our board in 2016 amend our bylaws and any other appropriate governing documents to require that the management of our company shall strictly honor shareholders rights to disclosure identification and contact information to the fullest extent possible by technology.
>
> In all communication or reports to its shareholders, the company shall provide complete identification information on all consenting individuals or parties reported therein. It shall contain their proper name, complete address information, telephone, email and website information (with functioning URL hyperlinks). This protects the privacy of shareholder identities who desire this information.
>
> Where more than one set of contact data exists, all shall be included. Where the communication is a proxy statement or any notice of an annual, special or other shareholder meeting or any references to any such meeting, it shall in the same prominence appear in the balance of the notice including all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation.
>
> Proponent Steve Nieman, a Horizon Air Captain, has notified the Alaska Air Group, Inc. that he intends to present the proposal at the 2016 Annual Meeting. You can contact him via the website www.votepal.com/; email at reachus@votepal.com; or toll free phone number 1-866-2-VOTEUS. He looks forward to discussing this proposal with you.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion

As discussed more fully below, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on:

- Rule 14a-8(i)(3) because the Proposal and Supporting Statement are impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(3) because substantial portions of the Supporting Statement are materially false or misleading or are irrelevant to a consideration of the subject matter of the Proposal; and
- Rule 14a-8(i)(3) because the Supporting Statement contains a reference to a website that is irrelevant to the subject matter of the Proposal or that has not been made available to the Company for evaluation.

B. The Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). See also *Dyer v. SEC, 287 F.2d 773, 781* (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the company's board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." See *Fuqua Industries, Inc.* (March 12, 1991).

The Staff has on numerous occasions permitted the exclusion of proposals under Rule 14a-8(i)(3) where the proposal was so inherently vague and indefinite that shareholders voting on it would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal was enacted. *See The Dow Chemical Company* (avail. Feb. 4, 2013) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) requesting that the company submit the "eBook Proposal" for a shareholder vote, along with other matters); *Yahoo! Inc.* (avail. Mar. 26, 2008) (excluding a proposal under Rule 14a-8(i)(3) requiring the board of directors to "establish a new policy of doing business in China"); *Bank of America Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) requesting that the company "amend its GHG emissions policies"); *The Procter & Gamble Co.* (avail. Oct. 25, 2002) (excluding a proposal requesting the company establish a fund to "provide lawyer's, clerical help witness protection, and records protection and other appropriate help" for victims based on their status as stockholders of publicly owned companies); *Puget Energy, Inc.* (avail. May 7, 2002) (excluding a proposal requesting that the company "implement a policy of improved corporate governance"). As with the proposals in the precedents cited above, the subject of the Proposal is so vague and indefinite that different shareholders considering the Proposal are likely to have different understandings of what it means and, if approved, how it should be implemented. In the event that the shareholders were to approve the Proposal, this inherent ambiguity makes it virtually certain that the Company would be unable to implement the Proposal in a manner consistent with the understanding of each shareholder, or even a majority of the shareholders, who voted for it.

Significantly, the title of the Proposal—"Respecting Shareholders' Common Stock Rights"—provides no clear indication of the action sought by the Proposal. Similarly, the first paragraph of the Resolved clause has no clear subject and is wholly ambiguous regarding the action it seeks. Rather than stating the purpose of the Proposal and the actions sought, the Resolved clause begins by vaguely stating that the board shall take action to "require that the management of our company strictly honor shareholders rights to disclosure identification and contact information to the fullest extent possible by technology." These key portions of the Proposal seemingly suggest that the Company has disrespected or dishonored the rights of shareholders "to disclosure identification and contact information" and appear to assert that as the basis for the actions sought by the Proposal. The Proposal and Supporting Statement do not describe or define in any meaningfully determinate way the standard for these supposed "shareholder rights" and it appears the Proponent has a different view of what those rights entail than is supported by generally understood principles of corporate law. The Proposal and Supporting Statement make generalized statements alluding to concepts of privacy, shareholder equality, rights to be protected and informed and even includes a misguided notion of "First Amendment rights" belonging to shareholders. But, in no instance does the Proposal provide a clear explanation of these rights or any basis for those rights. The Proponent's one attempt to do so in the final paragraph, which attempts to explain that a shareholder has First Amendment rights in its communications with the Company, is false and misleading. The First Amendment provides, among other things, that "Congress shall make no law . . . abridging the free of speech . . ." Because the Company is not a government actor, the First Amendment has no bearing on shareholder communications with the Company. The Proponent's failure to clearly define or substantiate the standard of "shareholder rights" espoused in the Proposal instead fundamentally misleads and misinforms shareholders about the nature of the Proposal and the actions requested by it.

Looking to the remainder of the Proposal and the Supporting Statement for an understanding of the Proposal provides little useful guidance to understand the extent or scope of the actions sought by the Proposal. In the second paragraph of the Resolved clause, the Proponent offers only a vague sense of its requested action. Here, the Proposal requests that "[i]n all communication or reports to its shareholders, the company shall provide complete identification information on all consenting individuals or parties reported therein. It shall contain their proper name, complete address information, telephone, email and website information (with functioning hyperlinks)." The actions sought by this language, which are seemingly broad on their face, are replete with numerous ambiguities when considered in the context of the remainder of the Proposal and Supporting Statement. We present the following examples below:

First, it is unclear what the Proponent intends as the scope of "all consenting individuals or parties reported therein." The last paragraph of the Supporting Statement broadly refers to the company providing "identification information about individuals, parties, agencies, entities or companies it communicates to us about." Elsewhere, apparent examples cited in the Supporting Statement refer to "the popular topic of proxy access" as well as the submission of resolutions and contact information about "proposalists and challenging nominators and nominees," creating substantial confusion as to whether the Proposal has a significantly more limited scope.[1] The distinction is an important one as information communicated to shareholders under applicable Commission rules or regulations contains a multitude of disclosures about "individuals or parties" that extend well beyond instances that could involve disclosure of shareholder proposals or third party director nominations. For example, Item 6(d) of Schedule 14A requires that a company include in its proxy materials the security ownership of executive officers, directors and beneficial owners required by Item 403 of Regulation S-K, including such beneficial owners' name and address; Item 5(b)(xi) of Schedule 14A requires that a company include in its proxy materials certain information about related party transactions required by Item 404 of Regulation S-K, including the name of the related person and the related person's position or relationship with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction; Item 7(b) of Schedule 14A requires a company to disclose in its proxy materials information about the *company's* directors and director nominees required by Item 401 of Regulation S-K, including the name of such director or director nominee; and Item 101 of Regulation S-K requires a company to disclose in its Annual Report on Form 10-K certain information about its competitors and significant customers. The above examples are by no means exhaustive of the types of disclosures about "individuals or parties" that a company is

---

[1] We note for the Staff that the Proponent, in submitting the Proposal, hinted that proxy access may have motivated his Proposal, although the connection of his Proposal to proxy access remains unclear. We note, for example, that the file name for the Proposal when it was emailed to the Company was titled "proxy access" and the text of an email from the Proponent to the Company, dated November 23, 2015 and included in Exhibit B, described that "[his] resolution is to ask [the Company's] shareholders if they agree that this small, reasonable pay-to-play standard continues to extend to the rights of this class of stock to nominate individuals to sit on our board." Even if this is the case, the Proposal provides no clear correlation between its requested actions and any apparent concerns with proxy access, and the language of the Proposal and Supporting Statement make it likely that different shareholders considering the Proposal will have different understandings of what the Proposal means and, if approved, how it should be implemented.

required to disclose in its communications to shareholders. In the context of the Supporting Statement, the intended meaning of the Proponent's reference to "all consenting individuals or parties reported therein" is so vague and indefinite that different shareholders considering the Proposal are likely to have different interpretations of which categories of persons are captured by the Proposal, and the Company, in implementing the Proposal (if adopted), would be unable to determine with any reasonable certainty the scope of the "individuals or parties" for which the Proposal requests action.

Second, the Proposal does not define the communications or reports to shareholders to which the actions requested by the Proposal apply. The third paragraph of the Proposal refers to "a proxy statement or any notice of an annual, special or other shareholder meeting" but the use of the phrase "[w]here the communication is" at the beginning of this sentence suggests that the required communications could extend beyond those materials. The second paragraph of the Proposal similarly suggests a broad scope by providing that "[i]n all communications or reports to its shareholders" the company shall provide the requested identification information. The breadth of these communications could encompass, for example, all filings with the Commission, including proxy statements, Form 10-Qs and 10-Ks, Form 8-Ks, Form S-3 or other registration statements, earnings or other press releases, investor presentations and even website disclosures. The remainder of the Proposal and Supporting Statement, however, refer to circumstances that could appear to limit the scope of the request to shareholder communications related to shareholder meetings or instances in which shareholders are being asked to vote. For example, the first paragraph of the Supporting Statement refers to "submitting resolutions, nominating, running or voting for candidates outside those nominated by the board of directors" and specifically references shareholders' voting rights (i.e., "one share—one vote"). The next paragraph similarly refers to "contact information of proposalists and challenging nominators and nominees." The language of the Proposal and Supporting Statement are too ambiguous to discern any clear intent. The vagueness and indefinite nature of the intended scope of the Proposal render the Proposal materially false and misleading, as any actions taken by the Company in implementing the Proposal would be significantly different from those envisioned by shareholders in voting on the Proposal.

Third, the Proposal requests that "[w]here more than one set of contact data exists, all shall be included." A literal reading would suggest that proxy statements include both business and personal contact information to the extent such information exists. It is unclear whether this unreasonable reading is the intent of the Proponent, or simply that a "consenting individual[] or part[y] reported" in shareholder communications may elect to provide more than one set of contact information. The intended meaning of "all [sets of contact data] shall be included" is so vague and indefinite that different shareholders considering the Proposal are likely to have different interpretations of precisely what set of contact information is called for by the Proposal, nor would the Company, in implementing the Proposal (if adopted), be able to determine with any reasonable certainty exactly what contact information should be required to be included.

Finally, the Proposal requests that "[w]here the communication is a proxy statement or any notice of an annual, special or other shareholder meeting or any references to any such meeting, it shall in the same prominence appear in the balance of the notice including all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation." The Company is not able to determine the meaning of this request. For example, it is unclear with respect to what other information the contact information shall be "in the same prominence" as. This request is so vague and indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what this request in the Proposal requires.

C. Substantial Portions of the Supporting Statement Are Materially False or Misleading or Are Irrelevant to a Consideration of the Subject Matter of the Proposal

If the Staff is unable to concur with the Company's view that the Proposal may be excluded from the 2016 Proxy Materials based on the foregoing reason, all or certain portions of the Proposal should be excluded under Rule 14a-8(i)(3) because they are materially false or misleading or are irrelevant to a consideration of the subject matter of the Proposal.

The Staff recognized in SLB 14B that the exclusion of all or a part of a proposal or supporting statement may be appropriate where, among other circumstances, (i) the company demonstrates objectively that a *factual statement is materially false or misleading*; or (ii) *substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal*, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Since publication of SLB 14B, the Staff has allowed the exclusion of proposals, supporting statements, or portions thereof, on the basis that such proposals or supporting statements included materially false or misleading statements or statements that were irrelevant to the proposal at hand. *See, e.g., Burlington Northern Santa Fe Corp.* (avail. Jan. 22, 2002); *Boise Cascade Corp.* (avail. Jan. 23, 2001); *Entergy Corp.* (avail. Feb. 14, 2007); *Energy East Corp.* (avail. Feb. 12, 2007): *The Bear Stearns Cos. Inc.* (avail. Jan. 30, 2007).

The Company believes that the statements identified below fall squarely within the circumstances set out in SLB 14B. Accordingly, if the Staff is unable to concur with the Company's views described above that the Proposal and the Supporting Statement are so vague and indefinite to be inherently misleading and excludable in their entirety, the Company requests that the Staff concur that the Proposal and Supporting Statement may be excluded from the 2016 Proxy Materials because (i) they contain specific statements that are objectively and materially false or misleading and (ii) substantial portions of the Supporting Statement are irrelevant to the subject matter of the Proposal and make unclear the nature of the matter on which shareholders are being asked to vote. The Staff has made it clear that a proposal "that will require detailed and extensive editing in order to bring . . .[it] into compliance with the proxy rules" may justify the exclusion of the entire proposal. See Staff Legal Bulletin No. 14 (July 13, 2001). To the extent the Staff does not concur that the Proposal and Supporting Statement may be excluded in their entirety, the Company requests that the Staff concur with the exclusion of the specific statements described below.

- *Regarding the popular topic of proxy access and the unfolding complexity of its potential deployment—we must guard the inalienable right that all common stockholders are equal, and that the secret ballot is inviolate.*

  This referenced statement suggests that the Proposal is directed at protecting the right of shareholders to be equal, and the subsequent reference to a "secret ballot" (especially in combination with the later statement "one share—one vote" described below) falsely implies that the Proposal has some connection to the voting rights of shareholders. Further, the reference to a "secret ballot" is a provocative statement without a basis in fact. The Company provides disclosures to shareholders on a uniform basis, and the apparent request of the Proposal to disclose "identification and contact information" in "communications or other reports" to shareholders has no reasonable connection to shareholder equality or voting rights. Instead, these sweeping statements by the Proponent have the potential to mislead and confuse shareholders about the matter on which shareholders are being asked to vote.

- *No individual or group should be afforded superior rights when it comes to submitting resolutions, nominating, running or voting for candidates outside those nominated by the board of directors.*

  This statement about whether certain shareholders are afforded superior rights with respect to the submission of shareholder proposals or director nominations has no bearing on the Proposal's supposed subject matter of providing "identification and contact information" in "communications or other reports" to shareholders. Instead, inclusion of the statement may create confusion for shareholders by misleading them into incorrectly believing that the failure to support the Proposal will cause certain individuals or groups to be afforded superior rights in these (or other) areas.

- *One share—one vote! in all matters concerning governance of our corporation.*

  This statement incorrectly suggests that the Company's shareholders do not currently have one vote per share of stock or that certain shareholders have more than one vote per share of stock, and falsely misleads shareholders into believing that they must support the Proposal in order to protect their voting rights. Article II, Section 7 of the Company's Amended and Restated Bylaws, as amended and in effect December 9, 2015, clearly states that each shareholder is entitled to "one vote for each share of stock having voting power in respect of each matter upon which a vote is to be taken," thus making this statement false and misleading.

- *"This is very simply done by management of our company assuring that its shareholders are provided with accurate name and contact information. Some current regulations permit a company to choose to withhold contact information of proposalists and challenging nominators and nominees, thereby forcing inquiring shareholders to forfeit their privacy to company management."*

These statements, in the context of the Proposal, create the false implication that the Company has a practice of withholding information from shareholders about proposalists and challenging nominators and nominees. Contrary to the assertions implied by the above statements and notwithstanding that Rule 14a-8(l) would permit the Company to provide such information only upon a shareholder's written request, the Company has consistently disclosed the name, address and stock ownership of each proponent of a shareholder proposal included in its proxy materials since 2007 (see, e.g., Proposal 4 in the definitive proxy statement filed by the Company on March 27, 2015; Proposal 6 in the definitive proxy statement filed by the Company on March 28, 2014; Proposal 4 in the definitive proxy statement filed by the Company on April 4, 2013; Proposal 4 in the definitive proxy statement filed by the Company on April 4, 2012; Stockholder Proposal No. 1 in the definitive proxy statement filed by the Company on April 1, 2010; Stockholder Proposal No. 4 in the definitive proxy statement filed by the Company on March 30, 2009; Proposals No. 3 through 5 in the definitive proxy statement filed by the Company on April 4, 2008; and Shareholder Proposals No. 2 through 6 in the definitive proxy statement filed by the Company on April 30, 2007). Similarly, in connection with the Proponent's own submission of director nominations for the Company's annual meetings during the years 2003 to 2007, the Company disclosed in its proxy materials the name of both the shareholder nominator(s) and their director nominees as well as the required name, address and other information for each of the participants in the Company's solicitation with respect to those meetings. No information required to be disclosed by the Company under applicable rules and regulations of the Commission was withheld in any such instance, and the Company believes the above statement is materially false and misleading by suggesting that the Company chose to withhold such required information.

- *Shareholders have First Amendment rights to communicate with a person or party, and they should not be forced to request separately to company officials.*

This statement, which suggests that a shareholder has First Amendment rights in its communications with the Company, is false and misleading and irrelevant to the Proposal. As described above, the Company is not a government actor and the First Amendment has no bearing on shareholder communications with the Company. There is a strong likelihood that invocation of the First Amendment may mislead reasonable shareholders into incorrectly believing that the Company has taken actions to infringe First Amendment rights.

D. The Reference to a Website Address in the Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Content of the Website Is Irrelevant to the Subject Matter of the Proposal

The Staff has indicated in previous guidance that references within a proposal to external sources can violate the Commission's proxy rules, including Rule 14a-9, and accordingly can support the exclusion of a proposal under Rule 14a-8(i)(3). In SLB 14, the Staff stated that a proposal's reference to a website is excludable under Rule 14a-8(i)(3) "because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules."

The Staff requires shareholder proponents to provide companies with source materials that are not publicly available in order to show that references to these materials do not violate Rule 14a-9. In Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"), the Staff reiterated that references to external sources are excludable under Rule 14a-8(i)(3) and stated "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for the company or the Staff to evaluate whether the website reference may be excluded." In SLB 14G, the Staff also noted that a reference to a website that is not operational could avoid exclusion "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and [makes a] representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials." See also *The Charles Schwab Corp.* (Mar. 7, 2012) (not concurring with the exclusion of website address from the text of a proposal because "the proponent has provided [the company] with the information that would be excluded on the website").

In this case, the Proposal refers to a website address, www.votepal.com. A review of the website indicates that it was last updated on April 13, 2011. The contents of the website are irrelevant to the Proposal as the website contains information about the Company's 2011 Annual Stockholders Meeting, an unrelated shareholder proposal excluded from the Company's proxy statement for that meeting and certain other information that does not pertain to the subject matter of the Proposal. Even if the Proponent intended to update the website with more recent material in connection with the current Proposal, the Proponent did not, at the time he submitted the Proposal, provide the Company with the materials that are intended for publication on the website to enable it to evaluate the contents of the website as required by SLB 14G. A copy of the website contents is attached hereto as <u>Exhibit C</u>. Accordingly, if the Staff is unable to concur with the Company's views described above that the Proposal and Supporting Statement may be excluded from the 2016 Proxy Materials in their entirety, the Company believes that the www.votepal.com website referenced in the Proposal should be omitted from the 2016 Proxy Materials and requests that the Staff concur with its view.

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(3). As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2016 Proxy Materials. If the Staff does not concur with the Company's view that the Company may properly omit the entirety of the Proposal and Supporting Statement from its 2016 Proxy Materials, the Company respectfully requests that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the above-identified portions of the Proposal and Supporting

Statement, including the reference to the website address discussed above, from its 2016 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (949) 823-7968.

Sincerely,

Shelly A. Heyduk
of O'MELVENY & MYERS LLP

Attachments

cc: Mr. Steve Nieman
Mr. Kyle Levine, Alaska Air Group, Inc.
Ms. Shannon Alberts, Alaska Air Group, Inc.

Exhibit A

See attached.

Shannon Alberts

From:	Steve Nieman ***FISMA & OMB Memorandum M-07-16***
Sent:	Friday, November 06, 2015 10:17 AM
To:	Shannon Alberts
Cc:	Richard D. Foley
Subject:	Shareholder resolution 2016
Attachments:	15proxyaccess.docx; ATT00001.htm

Hi Shannon,

How ya doin?

Enclosed is a shareholder resolution I request to be included in next year's proxy statement and I with gratitude look forward to it being voted upon by all our shareholders.

If you need this submitted another way; if you need any ownership info; or any other details please let me know.

Regarding mine/Richard Foley's contact info included in the proposal—the email and/or phone number might change slightly. I will be sure that this update reaches you well before submission deadlines to the US SEC.

Thanks. Have a great weekend,
Steve

Steve Nieman

FISMA & OMB Memorandum M-07-16

[AAG: Rule 14a-8 Proposal; submitted Nov. 6, 2015]

No. 5 — Respecting Shareholders' Common Stock Rights

RESOLVED, that our board in 2016 amend our bylaws and any other appropriate governing documents to require that the management of our company shall strictly honor shareholders rights to disclosure identification and contact information to the fullest extent possible by technology.

In all communication or reports to its shareholders, the company shall provide complete identification information on all consenting individuals or parties reported therein. It shall contain their proper name, complete address information, telephone, email and website information (with functioning URL hyperlinks). This protects the privacy of shareholder identities who desire this information.

Where more than one set of contact data exists, all shall be included. Where the communication is a proxy statement or any notice of an annual, special or other shareholder meeting or any references to any such meeting, it shall in the same prominence appear in the balance of the notice including all contact information of any shareholder proponent, challenging candidate(s) for election, and/or any opposing proxy solicitation.

Proponent Steve Nieman, a Horizon Air Captain, has notified the Alaska Air Group, Inc. that he intends to present the following proposal at the 2016 Annual Meeting. You can contact him via the website www.votepal.com/; email at reachus@votepal.com; or toll free phone number 1-866-2-VOTEUS. He looks forward to discussing this proposal with you.

Supporting Statement

Regarding the popular topic of proxy access and the unfolding complexity of its potential deployment—we must guard the inalienable right that all common stockholders are equal, and that the secret ballot is inviolate. No individual or group should be afforded superior rights when it comes to submitting resolutions, nominating, running or voting for candidates outside those nominated by the board of directors. One share—One vote! In all matters concerning governance of our corporation.

This is very simply done by management of our company assuring that its shareholders are provided with accurate name and contact information. Some current regulations permit a company to choose to withhold contact information of proposalists and challenging nominators and nominees, thereby forcing inquiring shareholders to forfeit their privacy to company management.

To enhance communications with its shareholders, this information should be provided. The prime concern of this bylaw proposal is to ensure that company shareholders are informed as well as protected by providing correct identification data in any form of communication the company chooses, whether it be paper, the Internet or any other electronic means.

We believe that our company has a duty to provide full, complete and accurate identification information about individuals, parties, agencies, entities or companies it communicates to us about. Shareholders have First Amendment rights to communicate with a person or party, and they should not be forced to request separately to company officials. Making discrete inquiries creates a "chilling" or artificial barrier for seamless functioning of this democratic process. Worker shareholders are particularly vulnerable and all should be afforded privacy.

I ask for your support and a Yes vote on Proposal No. 5

Exhibit B

See attached.

Shannon Alberts

From: Shannon Alberts
Sent: Friday, November 06, 2015 5:18 PM
To: 'Steve Nieman'
Cc: Jeanne Gammon
Subject: RE: Shareholder resolution 2016

Hi Steve – Thanks for your shareholder proposal. I wanted to let you know that I received it and got your voice mail as well. I'll look forward to talking with you soon.

- Shannon

From: Steve Nieman [mailto: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 06, 2015 10:17 AM
To: Shannon Alberts
Cc: Richard D. Foley
Subject: Shareholder resolution 2016

Hi Shannon,

How ya doin?

Enclosed is a shareholder resolution I request to be included in next year's proxy statement and I with gratitude look forward to it being voted upon by all our shareholders.

If you need this submitted another way; if you need any ownership info; or any other details please let me know.

Regarding mine/Richard Foley's contact info included in the proposal—the email and/or phone number might change slightly. I will be sure that this update reaches you well before submission deadlines to the US SEC.

Thanks. Have a great weekend,
Steve

Steve Nieman

FISMA & OMB Memorandum M-07-16

Shannon Alberts

From: Shannon Alberts
Sent: Monday, November 16, 2015 4:33 PM
To: 'Steve Nieman'
Cc: Kyle Levine; Celia Watkins; Jeanne Gammon
Subject: RE: Shareholder resolution 2016

Hi Steve -- Thanks for the proposal. We are following our usual process and you will receive a Fed Ex and email later this week asking that you provide various required documentation. It's all very formal sounding, so if you have any questions about it, please don't hesitate to call.

Hope you are doing well. I flew Horizon this past weekend and thought of you. :)

Shannon

From: Steve Nieman [mailto: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 06, 2015 10:17 AM
To: Shannon Alberts
Cc: Richard D. Foley
Subject: Shareholder resolution 2016

Hi Shannon,

How ya doin?

Enclosed is a shareholder resolution I request to be included in next year's proxy statement and I with gratitude look forward to it being voted upon by all our shareholders.

If you need this submitted another way; if you need any ownership info; or any other details please let me know.

Regarding mine/Richard Foley's contact info included in the proposal—the email and/or phone number might change slightly. I will be sure that this update reaches you well before submission deadlines to the US SEC.

Thanks. Have a great weekend,
Steve

Steve Nieman

FISMA & OMB Memorandum M-07-16

Shannon Alberts

From:	Jeanne Gammon
Sent:	Friday, November 20, 2015 11:05 AM
To:	***FISMA & OMB Memorandum M-07-16***
Cc:	Shannon Alberts
Subject:	Request Letter re ALK Rule 14a-8 Proposal
Attachments:	11-19-15 Nieman - Request Letter.pdf

Good morning, Steve – Attached for your records is a copy of the request letter we mailed to you via Federal Express yesterday. We expect the letter to be delivered today.

Warm regards,

Jeanne

Jeanne Gammon, CEP
Manager, Stock Plan and Shareholder Services
Alaska Airlines, Inc.
206.392.5719

Alaska Air Group

November 19, 2015

Via Federal Express and Email

Mr. Steve Nieman

FISMA & OMB Memorandum M-07-16

Re: <u>*Rule 14a-8 Proposal (ALK)*</u>

Dear Mr. Nieman: Steve:

We received by electronic mail on November 6, 2015 the shareholder proposal titled "No. 5 – Respecting Shareholders' Common Stock Rights" (the "Proposal") submitted by you for inclusion in the proxy materials for the 2016 annual meeting of stockholders of Alaska Air Group, Inc. (the "Company").

Rule 14a-8 under the Securities Exchange Act of 1934, as amended, sets forth certain eligibility and procedural requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company's proxy materials. The Proposal contains a procedural deficiency, as set forth below, which the Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) (Question 2) provides that each shareholder proponent must provide a written statement that he or she intends to continue ownership of at least $2,000, or 1%, of a company's shares through the date of the company's annual or special meeting. We have not received your written statement that you intend to continue to hold the requisite number of shares of the Company's common stock through the date of the Company's 2016 annual meeting of stockholders, as required by Rule 14a-8(b). To remedy this defect, you must submit such written statement to the Company.

To be an eligible sponsor of the Proposal for inclusion in the Company's proxy materials for its 2016 annual meeting of stockholders, the rules of the SEC require that a response to this letter, correcting the procedural deficiency described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me by email at shannon.alberts@alaskaair.com.

Please note that the request in this letter is without prejudice to any other rights that the Company may have to exclude your proposal from its proxy materials on any other grounds permitted by Rule 14a- 8.

For your reference, please find enclosed a copy of SEC Rule 14a-8. If you have any questions with respect to the foregoing, please contact me.

Very truly yours,

Shannon Alberts

Shannon Alberts
Corporate Secretary

Enclosures:
Rule 14a-8 under the Securities Exchange Act of 1934

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual

meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Shannon Alberts

From: Shannon Alberts
Sent: Monday, November 23, 2015 11:05 AM
To: 'Steve Nieman'
Cc: Jeanne Gammon
Subject: RE: Request Letter re ALK Rule 14a-8 Proposal
Attachments: SH Proposal 15proxyaccess 11-06-15.docx

Good morning, Steve. I enjoyed reading your response :) And, yes, because you hold sufficient shares as a shareholder of record, we were able to confirm your holdings. That, combined with your statement that you will hold those shared through our next meeting of shareholders, satisfies the requirement.

I also want to clarify that the attached is the proposal you intended to send us. You mentioned a couple of times that you were sending a proposal on "proxy access." But the proposal you sent is not a proxy access proposal. I thought it was worth double-checking in case you sent the wrong one.

Regards,
Shannon

From: Steve Nieman [mailto:: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 23, 2015 7:18 AM
To: Jeanne Gammon
Cc: Shannon Alberts; Richard D. Foley
Subject: Re: Request Letter re ALK Rule 14a-8 Proposal

Good morning Jeanne (and Shannon in the background),

I made a procedural deficient error?! Oh my god (small g)...

Guess I'm getting a wee rusty...

I am SO thankful that I can exercise democratic common stock ownership shareholder rights by having a reasonable stake ($2,000 held for at least one year) in the company (particularly the company I've almost worked 40 years for!). So I don't have to be a Unreasonably rich person to participate! Is this not the American way? or what??

And, of course, my resolution is to ask ALK shareholders if they agree that this small, reasonable pay-to-play standard continues to extend to the rights of this class of stock to nominate individuals to sit on our board.

But, I digress...

Please allow this electronic communication to fulfill SEC Rule 14a-8(b) (Question 2) (how's Karen Guren doin?; this stuff always reminds me of her while Shannon was off getting her MBA) that I will continue to own at least $2,000 of our company's shares through the date of our company's next annual or special meeting.

You guys have a nice day!
Steve
~~~~~~~~~~~~
~~~~~~~~~~~~

On Nov 20, 2015, at 11:04 AM, Jeanne Gammon <jeanne.gammon@alaskaair.com> wrote:

Good morning, Steve – Attached for your records is a copy of the request letter we mailed to you via Federal Express yesterday. We expect the letter to be delivered today.

Warm regards,

Jeanne

Jeanne Gammon, CEP
Manager, Stock Plan and Shareholder Services
Alaska Airlines, Inc.
206.392.5719

<11-19-15 Nieman - Request Letter.pdf>

Exhibit C

See attached.

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Annual Stockholders Meeting scheduled for Tuesday, May 17, 2011 at 2 PM at the Seattle Museum of Flight. Alaska Air management has published the company's Definitive Proxy Statement (click on the link).

On Jan. 20, 2011, the US SEC granted a no-action letter to Alaska Air management to exclude the shareholder resolution "Executives to Retain Significant Stock" from a vote at this year's annual meeting. The proposal was sponsored by long time Alaska Air shareholder Mr. John Chevedden. Nonetheless, perhaps some ALK stockholders might be interested to read what they won't be voting on at the 2011 meeting...

[ALK: Rule 14a-8 Proposal, submitted to Alaska Air November 11, 2010]
3 – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," CFO Magazine (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Our Board failed to adopt a shareholder proposal which won majority vote at our 2008 annual meeting: Cumulative Voting (51%-support). We now have no shareholder right to cumulative voting or to act by written consent.

We gave 63%-support to a 2010 shareholder proposal for written consent. This 63%-support even translated into 52% of all shares outstanding. This was in spite of the fact that our management gave the proposal two conflicting numbers in our proxy materials.

Two directors (Marc Langland and Byron Mallott) had 18- to 27-years long tenure (independence concern) and represented 50% of our key nomination committee including the chairmanship. This raised concerns about board independence, director recruitment and succession planning.

Our board was the only the significant directorship for five of our directors. This could indicate a significant lack of current transferable director experience for half of our directors: Byron Mallott, Jessie Knight, Mark Hamilton, Patricia Bedient and Marc Langland.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Executives To Retain Significant Stock – Yes on 3.

(On temporary hiatus in 2010 from running opposing solicitation proxy contests: But Life goes on... and other actions are being sought to ensure Alaska Air stakeholders continue to work together for the mutual benefit of all.)



Annual Stockholders Meeting scheduled for Tuesday, May 17, 2011 at 2 PM at the Seattle Museum of Flight. Alaska Air management has published the company's Definitive Proxy Statement (click on the link).

On Jan. 20, 2011, the US SEC granted a no-action letter to Alaska Air management to exclude the shareholder resolution "Executives to Retain Significant Stock" from a vote at this year's annual meeting. The proposal was sponsored by long time Alaska Air shareholder Mr. John Chevedden. Nonetheless, perhaps some ALK stockholders might be interested to read what they won't be voting on at the 2011 meeting...

[ALK: Rule 14a-8 Proposal, submitted to Alaska Air November 11, 2010]
3 – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," CFO Magazine (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Our Board failed to adopt a shareholder proposal which won majority vote at our 2008 annual meeting: Cumulative Voting (51%-support). We now have no shareholder right to cumulative voting or to act by written consent.

We gave 63%-support to a 2010 shareholder proposal for written consent. This 63% -support even translated into 52% of all shares outstanding. This was in spite of the fact that our management gave the proposal two conflicting numbers in our proxy materials.

Two directors (Marc Langland and Byron Mallott) had 18- to 27-years long tenure (independence concern) and represented 50% of our key nomination committee including the chairmanship. This raised concerns about board independence, director recruitment and succession planning.

Our board was the only the significant directorship for five of our directors. This could indicate a significant lack of current transferable director experience for half of our directors: Byron Mallott, Jessie Knight, Mark Hamilton, Patricia Bedient and Marc Langland.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Executives To Retain Significant Stock – Yes on 3.

(On temporary hiatus in 2010 from running opposing solicitation proxy contests: But Life goes on... and other actions are being sought to ensure Alaska Air stakeholders continue to work together for the mutual benefit of all.)


and later William of St. Thierry
thought appreciably, by writing that "love it

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